UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2023. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-268708 & File No. 333-269066) filed with the Commission on December 7, 2022 and December 29, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: 29 September, 2023	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 28, 2023.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2022 and 2023, and as of December 31, 2022 and June 30, 2023. The selected consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2022 and 2023.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2022	2023
Statement of Comprehensive Income Data
Time charter revenue	97,448,528	92,771,677
Commissions	(3,595,381)	(3,139,471)
Voyage expenses	(551,286)	(619,286)
Vessel operating expenses	(17,830,465)	(20,142,818)
Drydocking expenses	(2,502,744)	(1,001,882)
Related party management fees	(2,345,944)	(2,752,178)
Vessel depreciation	(7,827,654)	(10,888,582)
General and administrative expenses	(1,960,481)	(2,308,006)
Other operating (expenses) / income	(350,000)	1,429,511
Gain on sale of vessel	-	5,158,370
Operating income	60,484,573	58,507,335
Other income / (expenses), net	201,563	(874,420)
Net income	60,686,136	57,632,915
Earnings per share - basic	8.40	8.28
Weighted average number of shares outstanding during the period, basic	7,223,189	6,958,748
Earnings per share - diluted	8.36	8.25
Weighted average number of shares outstanding during the period, diluted	7,256,434	6,985,422

	Six Months Ended June 30,
Cash Flow Data	2022	2023
Net cash provided by operating activities	64,037,665	59,799,808
Net cash used in investing activities	(67,246,904)	(68,181,882)
Net cash (used in) / provided by financing activities	(17,760,983)	15,157,382

Balance Sheet Data	December 31, 2022	June 30, 2023
Total current assets	46,867,161	45,708,911
Vessels, net	216,570,426	249,127,642
Advances for vessels under construction	59,083,594	93,816,071
Other non-current assets	6,069,244	5,473,007
Total assets	328,590,425	394,125,631
Current liabilities	73,689,704	45,673,764
Total long-term liabilities	86,745,524	131,268,183
Long term bank loans, including current portion	107,231,901	131,798,283
Total liabilities	160,435,228	176,941,947
Total shareholders' equity	168,155,197	217,183,684

	Six Months Ended June 30,
	2022	2023
Other Fleet Data (1)
Number of vessels	16.23	17.52
Calendar days	2,938.0	3,171.0
Available days	2,879.4	3,171.0
Voyage days	2,863.1	3,101.3
Utilization Rate (percent)	99.4%	97.8%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	33,843	29,714
Vessel Operating Expenses	6,069	6,352
Management Fees	798	868
General &Administrative Expenses	667	728
Total Operating Expenses excluding drydocking expenses	7,534	7,948
Drydocking expenses	852	316

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2022 (“Item 5A-Operating Results.”) filed on April 28, 2023.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2022). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of comprehensive income and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2022	2023
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	97,448,528	92,771,677
Voyage expenses	(551,286)	(619,286)
Time Charter Equivalent or TCE Revenues	96,897,242	92,152,391
Voyage days	2,863.1	3,101.3
Average TCE rate	33,843	29,714

Six months ended June 30, 2023 compared to six months ended June 30, 2022.

Time charter revenue. Time charter revenue for the six-month period ended June 30, 2023 was $92.8 million, slightly decreased compared to the same period in 2022 during which time charter revenue amounted to $97.4 million. The decrease in time charter revenue was due to the fact that market charter rates in the six months of 2023 were on average at lower levels for our containership vessels compared to the first six months of 2022. While employed, our vessels generated an average TCE rate of $29,714 per day per vessel in the first six months of 2023, compared to $33,843 per day per vessel for the same period in 2022 (see calculation in the table above). An average of 17.52 vessels operated in the six months of 2023 for a total of 3,171 ownership days as compared to an average of 16.23 vessels during the same period in 2022 or 2,938 ownership days, a 7.9% increase in terms of ownership days. Our voyage days, reflecting the number of days our fleet earned revenue, increased by 8.3% to 3,101.3 days in the first six months of 2023 from 2,863.1 days in the same period in 2022. During the first six months of 2023, we had nil scheduled off-hire days, 28.9 commercial off-hire days and 40.8 operational off-hire days compared to 58.6 scheduled off-hire days, 5.3 commercial off-hire and 11.0 operational off-hire days in the first six months of 2022.

Commissions. Commissions for the six-month period ended June 30, 2023 amounted to $3.1 million. At 3.4% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2022 during which they amounted to 3.7% over revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six-month period ended June 30, 2023 were $0.62 million compared to $0.55 million for the same period of 2022. Voyage expenses for both periods related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (0.6% and 0.7% in the first six months of 2022 and 2023, respectively) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $20.1 million during the first six months of 2023 compared to $17.8 million for the same period of 2022. Daily vessel operating expenses increased between the two periods to $6,352 per day per vessel in the first six months of 2023 compared to $6,069 per day during the same period of 2022, a 4.7% increase, mainly due to the increased crewing costs for our vessels compared to the same period of 2022 as well as inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies in the first six months of 2023, compared to the corresponding period in 2022.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2023, one of our vessels completed her special survey with drydock for a total cost of approximately $0.6 million, with an additional amount of $0.4 million accounted for drydocking expenses incurred in relation to upcoming drydockings. During the first six months of 2022, three of our vessels completed their intermediate survey in water, one of our vessels completed her special survey with drydock and another commenced her special survey with drydock completed within the third quarter of 2022, for a total cost of $2.5 million during the period.

Vessel depreciation. Vessel depreciation for the six-month period ended June 30, 2023 was $10.9 million. Comparatively, vessel depreciation for the six-month period ended June 30, 2022 amounted to $7.8 million. This increase was due to the higher average number of vessels operating in the first six months of 2023 compared to the same period of 2022 and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessel delivered in April 2023 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2023, Eurobulk charged us 775 Euros per day per vessel totaling $2.8 million for the period, or $868 per day per vessel. In the same period of 2022, management fees amounted to $2.3 million, or $798 per day per vessel based on the daily rate per vessel of 720 Euros. The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2023 compared to the same period of 2022 and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

Other operating expenses / (income). During the six-month period ended June 30, 2023, other operating income amounted to $1.4 million, relating to loss of hire insurance received for two of our vessels. For the six month period ended June 30, 2022, other operating expenses amounted to $0.35 million, relating to the settlement of accounts with charterers.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance, and other miscellaneous corporate expenses. In the first six months of 2023, we incurred a total of $2.3 million of general and administrative expenses, compared to $2.0 million in the same period of 2022. This increase is mainly attributable to the increased cost of our stock incentive plan.

Gain on sale of vessel. The results of the Company for the first half of 2023 include a $5.2 million gain on the sale of M/V “Akinada Bridge” for scrap that was completed in January 2023.

Interest and other financing costs. Interest expense and other financing costs for the six-month period ended June 30, 2023 were $2.1 million, after deducting capitalized interest of $2.3 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $4.4 million. Comparatively, during the same period in 2022, interest and other financing costs amounted to $2.1 million. The increase is primarily due to the increased amount of debt and the increase in the weighted average LIBOR / SOFR rates of our bank loans during the first half of 2023, compared to the same period in 2022. The weighted average LIBOR / SOFR rate on our bank debt for the six-month period ended June 30, 2023 was 4.8%, while the weighted average margin over LIBOR was 2.8% for a total weighted average interest rate of 7.6% per annum as compared to a weighted average LIBOR rate for the six month period ended June 30, 2022 of 0.5%, and a weighted average margin over LIBOR of 3.1% for a total weighted average interest rate of 3.6% per year.

Gain on derivatives, net. In the first six months of 2023, the Company recognized a $3.3 million unrealized loss and a $4.0 million realized gain on three interest rate swaps, two of which were terminated early in the second quarter of 2023, as compared to a $2.4 million unrealized gain and a $0.1 million realized loss on three interest rate swaps in the first six months of 2022.

Interest income. Interest income amounted to $0.5 million for the first six months of 2023 compared to a marginal interest income for the same period in 2022, mainly as a result of the higher amounts of our fixed deposits and the higher interest rates earned on them.

Net income. As a result of the above, net income for the six months ended June 30, 2023 amounted to $57.6 million compared to a net income of $60.7 million for the same period in 2022.

Liquidity and capital resources

 Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, repurchasing common shares under our share repurchase program, payments for vessels under construction and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows.

Our medium and long-term liquidity requirements are funding the equity portion of vessel acquisitions and vessels under construction, debt repayment and payment of cash dividends when declared.

Our total cash and cash equivalents and restricted cash at June 30, 2023 were $38.2 million, an increase of $6.8 million from $31.4 million at December 31, 2022. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of $80.5 million, which were financed with a $52 million bank loan in total and own cash and were delivered to the Company on April 6, 2023 and July 6, 2023.

In January 2022, the Company signed an agreement for the construction of another two newbuilding feeder container carriers for a total cost of $89.7 million. In March 2022, the Company signed another agreement for the construction of three newbuilding feeder container carriers for a total cost of $103.8 million. In May 2022, the Company signed another agreement for the construction of two newbuilding feeder container carriers for a total cost of $86.7 million. All of the abovementioned vessels under construction are expected to be delivered within 2024. For the construction of the above vessels an amount of $168.0 million is payable in the twelve-month period ending June 30, 2024, with a remaining amount of $61.0 million to be paid by the end of 2024. All the payments are guaranteed by the Company. For the next twelve months, we expect our revenues to potentially increase compared to 2022, due to the increased amount of vessels owned and operated in the respective period and the amount of fixed contracts we have in place for the majority of the respective period. In addition, on July 12, 2023, we signed a loan agreement and drew down $40.0 million using as collateral four vessels, used to refinance the outstanding debt of $28.4 million, as of June 30, 2023, with the same bank and using as collateral the same four vessels (refer to “Recent Developments” section). We intend to fund our working capital requirements and capital commitments via cash on hand, cash flows from operations and new mortgage debt financing for the vessels under construction. In the event that these are not sufficient, we may also use funds from new mortgage debt financing for the seven unencumbered vessels we own, debt refinancing, proceeds from our on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans.

Cash Flows

As of June 30, 2023, we had a marginal working capital surplus of $0.03 million. For the six-month period ended June 30, 2023 we reported a net income of $57.6 million and generated net cash from operating activities of $59.8 million. Our cash balance amounted to $31.8 million and cash in restricted and retention accounts amounted to $6.4 million as of June 30, 2023.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2023 was $59.8 million as compared to a cash flow surplus of $64.0 million in the six months ended June 30, 2022.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2023 compared to the period ended June 30, 2022, was the slight decrease in net revenue to $89.6 million for the six-month period ended June 30, 2023 from $93.9 million for the corresponding period in 2022, which was also reflected in our net income (excluding non-cash items) of $59.9 million for the period ended June 30, 2023 compared to a net income (excluding non-cash items) of $63.6 million for the corresponding period in 2022.

Net cash from investing activities.

Net cash flows used in investing activities were $68.2 million for the period ended June 30, 2023, compared to $67.2 million for the same period of 2022. The net increase in cash flows used in investing activities of $1.0 million in the six month period ended June 30, 2023 compared to the six-month period ended June 30, 2022, is mainly attributable to an increase of $47.9 million in payments related to vessels under construction, offset by a decrease of $36.9 million in cash paid for vessel acquisitions, improvements and capitalized expenses, as well as a $10.1 million net proceeds from sale of a vessel within the six-month period ended June 30, 2023 compared to nil for the same period of 2022.

Net cash from financing activities.

Net cash flows provided by financing activities were $15.2 million for the six months ended June 30, 2023, compared to cash outflows of $17.8 million for the six months ended June 30, 2022. In the six months ended June 30, 2023, debt principal payments increased by $13.4 million, compared to the same period of 2022. During the six months ended June 30, 2023 there was also an increased outflow by $3.3 million used for dividend payments and by $1.9 million used for share repurchases (under our share repurchase plan of up to $20 million) compared to the same period of 2022. Within the first six months of 2023 the Company had also had loan proceeds of $51.5 million, including $0.5 million of arrangement fees paid, compared to nil for the same period of 2022.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2023, we had seven outstanding loans with a combined outstanding balance of $132.8 million. These loans mature between 2024 and 2030. Our long-term debt as of June 30, 2023 comprises bank loans granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.95% to 3.90%. A description of our loans as of June 30, 2023 is provided in Note 8 of our attached financial statements. As of June 30, 2023, we are scheduled to repay approximately $28.2 million of the above loans in the following twelve months.

Recent Developments

Please refer to Note 14 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2023.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2022	June 30, 2023
Assets
Current assets
Cash and cash equivalents		25,845,333	31,841,476
Trade accounts receivable, net		572,961	976,496
Other receivables		5,515,311	7,796,257
Inventories		2,306,177	2,572,426
Restricted cash	8	2,193,173	972,338
Prepaid expenses		350,206	1,105,850
Due from related company		32,146	-
Derivatives	13	1,142,682	444,068
Asset held for sale	4	8,909,172	-
Total current assets		46,867,161	45,708,911

Long-term assets
Vessels, net	4	216,570,426	249,127,642
Advances for vessels under construction	3	59,083,594	93,816,071
Restricted cash	8	3,400,000	5,400,000
Derivatives	13	2,669,244	73,007
Total assets		328,590,425	394,125,631

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	55,419,815	27,826,314
Trade accounts payable		5,160,068	3,667,935
Liability associated with asset held for sale	4	3,556,641	-
Accrued expenses		1,756,383	1,294,811
Accrued dividends	10	66,375	150,625
Deferred revenues		7,730,422	11,592,977
Due to related company	6	-	1,141,102
Total current liabilities		73,689,704	45,673,764

Long-term liabilities
Long-term bank loans, net of current portion	8	51,812,086	103,971,969
Fair value of below market time charters acquired	5	34,933,438	27,296,214
Total long-term liabilities		86,745,524	131,268,183
Total liabilities		160,435,228	176,941,947
Commitments and contingencies	9
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 6,995,752, issued and outstanding)	12	213,486	209,873
Additional paid-in capital		260,539,222	258,970,263
Accumulated deficit		(92,597,511)	(41,996,452)
Total shareholders’ equity		168,155,197	217,183,684
Total liabilities and shareholders’ equity		328,590,425	394,125,631

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2022	2023
Revenues
Time charter revenue		97,448,528	92,771,677
Commissions (including $1,218,107 and $1,159,646, respectively, to related party)	6	(3,595,381)	(3,139,471)
Net revenue		93,853,147	89,632,206

Operating expenses / (income)
Voyage expenses		551,286	619,286
Vessel operating expenses (including $181,434 and $160,057, respectively, to related party)	6	17,830,465	20,142,818
Dry-docking expenses		2,502,744	1,001,882
Vessel depreciation	4	7,827,654	10,888,582
Related party management fees	6	2,345,944	2,752,178
Other operating expenses / (income)	7	350,000	(1,429,511)
General and administrative expenses (including $1,000,000 and $1,075,000 to related party)	6	1,960,481	2,308,006
Gain on sale of vessel (including nil and $142,266, respectively, to related party)	4,6	-	(5,158,370)
Total operating expenses, net		33,368,574	31,124,871
Operating income		60,484,573	58,507,335

Other (expenses) / income
Interest and other financing costs	8	(2,146,602)	(2,087,399)
Gain on derivatives, net	13	2,309,904	743,633
Foreign exchange gain / (loss)		37,314	(27,436)
Interest income		947	496,782
Other income / (expenses), net		201,563	(874,420)
Net income		60,686,136	57,632,915
Earnings per share, basic	11	8.40	8.28
Weighted average number of shares outstanding during the period, basic		7,223,189	6,958,748
Earnings per share, diluted	11	8.36	8.25
Weighted average number of shares outstanding during the period, diluted		7,256,434	6,985,422

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2022	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896
Net income	-	-	-	60,686,136	60,686,136
Repurchase of common shares (Note 12)	(14,602)	(438)	(346,398)	-	(346,836)
Share-based compensation	-	-	431,502	-	431,502
Dividends declared ($0.50 per share) (Note 12)	-	-	-	(3,647,063)	(3,647,063)
Balance, June 30, 2022	7,279,939	218,398	264,694,337	(130,932,100)	133,980,635

Balance, January 1, 2023	7,116,206	213,486	260,539,222	(92,597,511)	168,155,197
Net income	-	-	-	57,632,915	57,632,915
Repurchase of common shares (Note 12)	(120,454)	(3,613)	(2,203,233)	-	(2,206,846)
Share-based compensation	-	-	680,294	-	680,294
Dividends declared ($1.00 per share) (Note 12)	-	-	-	(7,031,856)	(7,031,856)
Offering expenses paid	-	-	(46,020)	-	(46,020)
Balance, June 30, 2023	6,995,752	209,873	258,970,263	(41,996,452)	217,183,684

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2022	2023
Cash flows from operating activities:
Net income	60,686,136	57,632,915
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,827,654	10,888,582
Amortization and write off of deferred charges	166,993	192,381
Share-based compensation	431,502	680,294
Unrealized (gain) / loss on derivatives	(2,410,656)	3,294,851
Amortization of fair value of below market time charters acquired	(3,063,787)	(7,637,224)
Gain on sale of vessel	-	(5,158,370)
Changes in operating assets and liabilities	399,823	(93,621)
Net cash provided by operating activities	64,037,665	59,799,808

Cash flows from investing activities:
Cash paid for vessels under construction	(30,161,477)	(78,087,935)
Cash paid for vessel acquisitions and capitalized expenses	(36,504,636)	(80,688)
Cash paid for vessel improvements	(580,791)	(113,857)
Net proceeds from sale of vessel	-	10,100,598
Net cash used in investing activities	(67,246,904)	(68,181,882)
Cash flows from financing activities:
Cash paid for share repurchase	(346,836)	(2,206,846)
Dividends paid	(3,615,388)	(6,952,895)
Loan arrangement fees paid	-	(481,000)
Repayment of long-term bank loans	(13,770,921)	(27,145,000)
Proceeds from long-term bank loans	-	52,000,000
Offering expenses paid	(27,838)	(56,877)
Net cash (used in) / provided by financing activities	(17,760,983)	15,157,382
Net (decrease) / increase in cash, cash equivalents and restricted cash	(20,970,222)	6,775,308
Cash, cash equivalents and restricted cash at beginning of period	31,498,229	31,438,506
Cash, cash equivalents and restricted cash at end of period	10,528,007	38,213,814

Cash breakdown
Cash and cash equivalents	4,952,773	31,841,476
Restricted cash, current	175,234	972,338
Restricted cash, long term	5,400,000	5,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	10,528,007	38,213,814

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. was formed on  May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 57.9% of the Company’s shares as of  June 30, 2023.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended  December 31, 2022 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on  April 28, 2023.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended  June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending  December 31, 2023.

As of June 30, 2023, the Company had a marginal working capital surplus of $0.03 million. For the six-month period ended June 30, 2023, the Company reported a net income of $57.6 million and generated net cash from operating activities of $59.8 million. The Company’s cash balance amounted to $31.8 million and cash in restricted and retention accounts amounted to $6.4 million as of June 30, 2023. As noted in Note 3 below, the Company entered into agreements for the construction of seven container carrier vessels, which are expected to be delivered within 2024. For the construction of the above vessels an amount of $168.0 million is payable in the twelve-month period ending June 30, 2024, with a remaining amount of $61.0 million to be paid by the end of 2024. All the payments are guaranteed by the Company. In addition, on July 13, 2023, the Company signed a loan agreement and drew down $40.0 million, used to refinance the outstanding debt of $28.4 million, as of June 30, 2023, with the same bank and using as collateral the same four vessels (refer to Note 14c). The Company intends to fund its working capital requirements and capital commitments via cash on hand, cash flows from operations and new mortgage debt financing for the vessels under construction. In the event that these sources are not sufficient, the Company may also use funds from new mortgage debt financing for the remaining seven unencumbered vessels that the Company owns, debt refinancing, proceeds from its on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is discussed in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended  December 31, 2022 (the “2022 Annual Report”). There have been no changes to the Company’s significant accounting policies.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3. Advances for Vessels under Construction

On June 29, 2021, the Company signed a contract with Hyundai Mipo Dockyard Co. in South Korea, for the construction of two eco-design fuel efficient feeder containerships with a carrying capacity of 2,800 teu each. The first vessel named M/V “Gregos” was delivered to the Company on April 6, 2023 (see Note 5) and the second vessel named “Terataki” was delivered to the Company on July 6, 2023. The total consideration for these two shipbuilding contracts amounted to $80.5 million and had been paid as of June 30, 2023 amounting to $80.5 million. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels (refer to Note 8).

On  January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the first and the second quarter of 2024, respectively. As of June 30, 2023, an amount of $25.6 million has already been paid according to the agreement for the construction of the two vessels. The total consideration for these two newbuilding contracts is approximately $89.7 million.

On  March 18, 2022, the Company signed a contract for the construction of three eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The three newbuildings are scheduled to be delivered during the second quarter of 2024. The total consideration for the construction of the three vessels is approximately $103.8 million. As of June 30, 2023 the Company has paid an amount of $23.7 million related to the shipyard installments for the construction of these three vessels.

On May 20, 2022, the Company exercised its option to proceed with the construction of two additional eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86.7 million. As of June 30, 2023 the Company has paid an amount of $8.6 million related to the shipyard installments for the construction of these two vessels.

As of December 31, 2022 and June 30, 2023 the amount of the advances for vessels under construction amounted to $59,083,594 and $93,816,071, respectively, mainly representing progress payments according to the agreements entered into with the shipyard, capitalized interest as well as legal and other costs related to the construction. See Note 9 for the outstanding commitments to the shipyard. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash. The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

Costs
Balance, January 1, 2023	59,083,594
Advances for vessels under construction	77,487,084
Newbuilding vessel “Gregos” delivered during the period	(42,754,607)
Balance, June 30, 2023	93,816,071

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2023	257,173,053	(40,602,627)	216,570,426
Depreciation for the period	-	(10,888,582)	(10,888,582)
Newbuilding vessel “Gregos” delivered during the period	42,754,607	-	42,754,607
Capitalized expenses	691,191	-	691,191
Balance, June 30, 2023	300,618,851	(51,491,209)	249,127,642

Capitalized expenses for the six-month period ended  June 30, 2023 mainly refer to installation of Water Ballast Treatment (“WBT”) system on three of the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

On April 6, 2023, the Company took delivery of the newbuilding M/V “Gregos”, an eco-design fuel efficient feeder containership (see Note 4). The vessel was ordered on June 29, 2021 from Hyundai Mipo Dockyard Co. in South Korea. The total cost for the construction of the vessel was $42,754,607 and is presented within “Vessels, net” in the unaudited condensed consolidated balance sheet.

As of  June 30, 2023 eleven vessels with a net book value of $214,547,506 are used as collateral under the Company’s loan agreements (see Note 8), while seven of the Company’s vessels, M/V “Evridiki”, M/V “Joanna”, M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Diamantis P.”, M/V “EM Astoria” and M/V “EM Kea” are unencumbered.

Sale of vessel

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On  December 23, 2022, Bridge Shipping Ltd. Signed a memorandum of agreement to sell M/V “Akinada Bridge”, a 71,366 DWT / 5,610 TEU 2001-built intermediate container carrier, for scrap, at a gross price of $14.2 million, following a strategy of disposing older vessels, combined with the analysis of the repair options of a damage identified in the fourth quarter of 2022. As of  December 31, 2022, the vessel was classified as held for sale at its net book value of $8.5 million, together with its inventory on board amounting to $0.4 million. The total amount is presented in the “Asset held for sale” line in the current assets section of the unaudited condensed consolidated balance sheet. In respect of the sale the amount of $3.6 million collected as an advance for the vessel sale was classified as a “Liability associated with asset held for sale” and is presented under the current liabilities section of the unaudited condensed consolidated balance sheet as of December 31, 2022. The vessel was delivered to her new owners on  January 9, 2023. The gain on the sale of the vessel is $5.2 million and is presented in the “Gain on sale of vessel” line in the unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2023.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Fair Value of Below Market Time Charters Acquired

As part of the acquisition of M/V “Marcos V”, in  December 2021, which was acquired by the Company with time charter agreement attached, the Company recognized a liability of $17,691,698. Additionally, as part of the acquisitions of M/V “Emmanuel P” and M/V “Rena P” in 2022, which were acquired by the Company with time charter agreements attached, expiring on March 3, 2025 and February 6, 2025 respectively, the Company recognized a liability of $15,759,241 and $12,540,206 respectively. These amounts are included in “Fair value of below market time charters acquired” in the unaudited condensed consolidated balance sheets, since it was determined by reference to market data that the respective charter rates were below market rates on the date of the transfer (Level 2).

For the six month periods ended  June 30, 2022 and June 30, 2023, the amortization of fair value of the below market acquired time charters analyzed above was $3,063,787 and $7,637,224, respectively, and is included under “Time charter revenue” in the unaudited condensed consolidated statements of comprehensive income.

The unamortized balance of this intangible liability as of  June 30, 2023 of $27,296,214 will be amortized by the end of  July 2025 as per the table below.

For the period ending June 30,	Below market acquired charters
2024	$15,440,301
2025	$11,452,328
2026	$403,585
Total	$27,296,214

Following the early termination, in August 2023, of the time charter agreements attached to the vessels “Emmanuel P” and “Rena P” (see Note 14), for which the outstanding balance of the attached time charter liability recognized as part of their acquisitions was $17,227,652 as of June 30, 2023, the respective outstanding balance will be fully amortized in August 2023.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended  June 30, 2023 and are discussed in Note 8 of the Company’s consolidated financial statements for the year ended  December 31, 2022, included in the 2022 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 720 and Euro 775 for the six-month periods ended  June 30, 2022 and 2023, respectively, under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $2,345,944 and $2,752,178 in the six-month periods ended  June 30, 2022 and 2023, respectively. The MMA was further renewed on  January 1, 2023 for an additional five-year term until  January 1, 2028. The daily management fee was adjusted for inflation at Euro 775 for the year 2023 from Euro 720 in the year 2022 and  may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six-month periods ended  June 30, 2022 and 2023, compensation paid to the Management Company for such additional services to the Company was $1,000,000 and $1,075,000 respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of  December 31, 2022 the amount due from related company was $32,146. As of  June 30, 2023, the amount due to related company was $1,141,102.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commission to Eurochart for the sale of M/V Akinada Bridge was $142,266 for the six-month period ended June 30, 2023, recorded in “Gain on sale of vessel” in the unaudited condensed consolidated statement of comprehensive income. Commissions to Eurochart S.A. for chartering services were $1,218,107 and $1,159,646 for the six-month periods ended  June 30, 2022 and 2023, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income. In May and June 2022, the Company withheld the amount of $175,000 and $175,000, respectively, from the sellers of M/V “Rena P” and M/V “Emmanuel P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the two vessels.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $59,834 and $121,600 in the first six months of 2022, respectively. In the first six months of 2023, total fees charged by Sentinel and Technomar were $52,686 and $107,371, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

7. Other operating expenses / (income)

For the six-month period ended June 30, 2022 the Company recorded other operating expenses of $0.35 million that relates to the settlement of accounts with charterers. For the six-month period ended June 30, 2023, the Company recorded other operating income of $1.4 million that relates to loss of hire insurance for two of our vessels.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies. Outstanding long-term bank loans as of December 31, 2022 and June 30, 2023 are as follows:

Borrower	December 31, 2022	June 30, 2023
Noumea Shipping Ltd. / Gregos Shipping Ltd.	7,875,000	-
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	6,650,000	-
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	31,100,000	28,380,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	7,500,000	6,500,000
Jonathan Shipowners Ltd.	10,600,000	8,400,000
Marcos Shipping Ltd.	26,000,000	22,000,000
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	18,250,000	16,250,000
Gregos Maritime Ltd.	-	25,300,000
Terataki Shipping Ltd.	-	26,000,000
	107,975,000	132,830,000
Less: Current portion	(55,765,000)	(28,150,000)
Long-term portion	52,210,000	104,680,000
Deferred charges, current portion	345,185	323,686
Deferred charges, long-term portion	397,914	708,031
Long-term bank loans, current portion net of deferred charges	55,419,815	27,826,314
Long-term bank loans, long-term portion net of deferred charges	51,812,086	103,971,969

The future annual loan repayments are as follows:

To June 30:
2024	28,150,000
2025	34,750,000
2026	21,750,000
2027	7,600,000
2028 and thereafter	40,580,000
Total	132,830,000

Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended  December 31, 2022 included in the 2022 Annual Report.

On February 6, 2023, Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $6,650,000 by using the Company’s own funds and became unencumbered.

On May 30, 2023, Noumea Shipping Ltd. and Gregos Shipping Ltd. repaid the full amount of outstanding indebtedness amounting to $7,500,000 as of that date by using the Company’s own funds and became unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans – continued

On  March 30, 2023, the Company signed a loan agreement with Eurobank Ergasias S.A., for a loan up to the lesser of $26.0 million or up to 67% of the vessel’s market value for the financing of part of the construction cost of M/V “Gregos” (Hull No. 4201). The drawdown of $26.0 million took place on  March 31, 2023. The loan is payable in twenty-eight consecutive quarterly instalments, twelve in the amount of $700,000 and sixteen in the amount of $450,000, with a $10,400,000 balloon payment to be made together with the last installment. The interest rate margin is 2.15% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Gregos", (ii) first assignment of earnings and insurance of M/V "Gregos" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

On  June 29, 2023, the Company signed a loan agreement with the National Bank of Greece S.A., for a loan up to the lesser of $26.0 million or up to 65% of the vessel’s market value for the financing of part of the construction cost of M/V “Terataki” (Hull No. 4202). The drawdown of $26.0 million took place on  June 29, 2023. The loan is payable in twenty-four consecutive quarterly instalments, twelve in the amount of $800,000 and twelve in the amount of $200,000, with a $14,000,000 balloon payment to be made together with the last installment. The interest rate margin is 2.15% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Terataki", (ii) first assignment of earnings and insurance of M/V "Terataki" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

On July 13, 2023, the Company signed and drew a term loan facility with Piraeus Bank S.A. (the “Lender”) in order to refinance the existing indebtedness of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” with the bank amounting to $28,380,000 as of June 30, 2023 and provide the Company with working capital. This is a $40,000,000 loan drawn by Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd. as Borrowers. The loan is payable in sixteen consecutive quarterly instalments of $1,250,000 each and a final balloon instalment in the amount of $20,000,000 paid together with the last instalment. A margin of 0.9% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the Lender and pledged in favor of the Lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.25% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V "Synergy Antwerp”, M/V "Synergy Busan”, M/V "Synergy Keelung” and M/V "Synergy Oakland”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The abovementioned refinancing resulted in an amount of $17.4 million being reclassified from “Long term bank loans, current portion” to “Long term bank loans, net of current portion” in the unaudited condensed consolidated balance sheet as of June 30, 2023.

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,593,173 and $6,372,338 as of  December 31, 2022 and  June 30, 2023, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of  June 30, 2023, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended  June 30, 2022 and 2023 amounted to $2,146,602 and $2,087,399, respectively, after capitalized interest on vessels under construction was recorded for the six-month period ended June 30, 2023 of $2,316,115 (2022: NIL).

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

9. Commitments and Contingencies

As of  June 30, 2023, future gross minimum revenues under non-cancellable time charter agreements total $287.3 million, $165.1 million of which is due in the period ending  June 30, 2024, $90.4 million is due in period ending  June 30, 2025 and $31.8 million is due in the period ending  June 30, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate  may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  June 30, 2023, the Company had under construction eight container carriers with a total contracted amount of $320.4 million. As of June 30, 2023 the Company has paid an amount of $91.4 million as part of the instalments of the contracts of the abovementioned vessels, leaving an outstanding amount of $229 million as of June 30, 2023, of which an amount of $168.0 million is payable in the period ending  June 30, 2024 and an amount of $61.0 million is payable in the period ending December 31, 2024. The Company intends to finance these commitments with bank financing and own cash.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of  January 1, 2023, and changes during the six-month period ended  June 30, 2023, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2023	84,243	20.15
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2023	84,243	20.15

As of  June 30, 2023, there was $772,483 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.82 years. The share-based compensation recognized relating to the unvested shares was $431,502 and $680,294 for the six-month periods ended  June 30, 2022 and 2023, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

The unvested shares will accrue dividends as declared which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of June 30, 2023 the unvested restricted shares accrued dividends of $150,625, presented as “Accrued dividends” in the unaudited condensed consolidated balance sheet. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the six months ended June 30,
	2022	2023

Net income	60,686,136	57,632,915
Weighted average common shares – outstanding, basic	7,223,189	6,958,748
Basic earnings per share	8.40	8.28
Effect of dilutive securities:
Dilutive effect of unvested shares	33,245	26,674
Weighted average common shares – outstanding, diluted	7,256,434	6,985,422
Diluted earnings per share	8.36	8.25

For the six-month periods ended June 30, 2022 and 2023, the denominator of the diluted earnings per share calculation includes 33,245 and 26,674 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Common shares and Additional paid-in capital

On May 23, 2022, the Company announced that its Board of Directors has approved a share repurchase program (“the Share Repurchase Program”) for up to a total of $20 million of the Company's common stock. The Board would review the program after a period of 12 months. In May 2023 the Board extended the duration of the program for an additional period of 12 months. The Board will review again the program after a period of 12 months or when the original $20 million are used. To date, about $8.2 million has been used to repurchase 400,710 shares of the Company (see Note 14). Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

During the six months ended  June 30, 2022, the Company repurchased 14,602 common shares under the Share Repurchase Program in open market transactions for an aggregate consideration of approximately $0.35 million. The repurchased shares were cancelled and removed from the Company’s share capital.

During the six months ended June 30, 2023, the Company repurchased 120,454 common shares under the Share Repurchase Program in open market transactions for an aggregate consideration of approximately $2.2 million. The repurchased shares were cancelled and removed from the Company’s share capital.

Pursuant to the reinstitution of the Company’s common stock dividend plan in May 2022, the Company declared a cash dividend of $0.50 per common share in each of February and May 2023, totalling $7.03 million for the six-month period ended June 30, 2023, $6.95 million of which was paid within the six-month period ended June 30, 2023 and $0.08 million of which was accrued, relating to dividends of unvested restricted shares.

13. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “Gain on derivatives, net” in the unaudited condensed consolidated statements of comprehensive income. As of  June 30, 2023, the Company had one open swap contracts for a notional amount of $20.0 million.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable, accrued expenses and amount due to related company approximate their individual carrying amounts as of December 31, 2022 and June 30, 2023, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2023, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2022
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	Derivatives, asset current portion	$1,142,682	-	$1,142,682	-
Interest rate swap contracts, long-term portion	Derivatives, asset long-term portion	$2,669,244	-	$2,669,244	-

	Fair Value Measurement as of June 30, 2023
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivatives, asset current portion	$444,068	-	$444,068	-
Interest rate swap contract, long-term portion	Derivatives, asset long-term portion	$73,007	-	$73,007	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of Gain on derivatives, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Interest rate swap contract– Unrealized gain / (loss)	Gain on derivatives, net	2,410,656	(3,294,851)
Interest rate swap contract - Realized (loss) / gain	Gain on derivatives, net	(100,752)	4,038,484
Total gain on derivative		2,309,904	743,633

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

14. Subsequent Events

The following events occurred after  June 30, 2023:

a)	In July and August 2023, the Company under its Share Repurchase Program repurchased and cancelled 41,921 common shares for an aggregate consideration of approximately $0.94 million.

b)

On July 6, 2023, the Company took delivery of its second newbuilding M/V Terataki, an eco EEDI Phase 3 compliant, 2,800 teu feeder containership vessel from Hyundai Mipo Dockyard Co. in South Korea. The vessel is equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The acquisition was financed with a combination of own funds and a sustainability-linked loan provided by the National Bank of Greece S.A. (see Note 8). Following its delivery, M/V Terataki commenced a thirty-six to forty months charter with Asyad Lines.

c)

In July 2023, the Company agreed to terminate the current time charter agreements of M/V “Rena P”, which was originally expiring in February 2025 earning a daily rate of $20,250 until April 2024 and, subsequently, a daily rate based on the CONTEX index with a floor of $13,000 and a ceiling of $21,000 per day and the time charter agreement of M/V Emmanuel P, which was originally expiring in March 2025 at a daily rate of $19,000. Contemporaneously with the termination, the Company has entered into a time charter contract with Orient Overseas Container Line Ltd for a minimum period of twenty to a maximum period of twenty-four months at the option of the charterer, at a gross daily rate of $21,000 for each vessel. The new charters commenced in August 2023.